August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (513) 534-6757

Kevin T. Kabat
Chief Executive Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

      Re: **Fifth Third Bancorp**
                    Definitive 14A
                    Filed March 9, 2007
                    File No. 00-8076

Dear Mr. Kabat:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 8

1. It appears that the maximum possible awards under your cash incentive program for your CEO are materially smaller than the maximum awards available to other named executives. You go on to discuss the Committee's conclusion regarding the difference in compensation between the CEO and the other named executives. Discuss material differences between the compensation philosophies used to determine the compensation of different named executive officers. Please refer to Item 402(b)(2)(vii) of Regulation S-K and Section II.B.1. of Commission Release No. 33-8732A.

2. In the Compensation Discussion and Analysis, you disclose a number of performance factors that the Committee considered in making compensation awards. For example, you state that the Committee considers; EPS targets, ROE targets, the measurements discussed in the bullet points on page 14 and individual business line targets of the named executives. However, you do not disclose the actual target amounts for any of these performance measurements, other than the raw EPS number for 2006. Revise to disclose the targets that materially affect the amount of compensation that the named executives earn or impact the vesting of prior awards. Also, if you did not disclose the specific performance targets because you believe that disclosure would cause competitive harm, please provide the staff with your analysis supporting this position, detailing your analysis of how you concluded that disclosing the targets would cause competitive harm to Fifth Third. Also, if you conclude that the disclosure of specific performance targets is confidential, you must provide the disclosure contemplated by Instruction 4 to Item 402(b), discussing the difficulty of management reaching the targets. Please refer to Item 402(b)(1)(v) and 402(b)(2)(v and vi) of Regulation S-K.

3. You attribute compensation decisions made with regard to Mr. Marshall to the provisions of his compensation agreement. Revise your disclosure to clarify how the Committee determined that the particular provisions of Mr. Marshall's contract were appropriate under your compensation philosophy. Please refer to Item 402(b)(1)(v and vi) of Regulation S-K.

4. In the section beginning on page 15 you discuss the various factors considered by the Committee in making the award grants to the named executive officers for performance in 2006. Revise your discussion to clarify how each of the factors impacted the Committee's determination of the size of the awards made to the named executive officers. Also, please similarly clarify how the factors considered by the Committee in making equity awards impacted the awards made to each of the named executives.

The Compensation Committee, page 8

5. Please clarify the sources of any data that the Committee uses in benchmarking compensation or performance.

Long-Term Equity-Based Incentive Compensation, page 13

6. Please disclose the structure of the performance shares portion of equity based compensation. The reader must be able to understand each of the elements of equity compensation in order to understand how the executives are compensated. Please refer to Item 402(b)(2)(ii) of Regulation S-K.

7. Please discuss factors that the Committee considered in determining the particular mix of SAR and performance share as the components of the named executive's incentive compensation. Please refer to Item 402(b)(2)(iii) of Regulation S-K.

2007 Share Ownership Guidelines, page 19

8. You disclose the Committee's reason for granting additional options to the named executive officers in January and April 2006. Expand your disclosure to discuss not only why a grant was made, but how the committee determined the amount of the grant. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Nonqualified Deferred Compensation, page 30

9. Revise your disclosure to expand your discussion of the company's contribution to this plan to clarify how the amount of company contribution is determined. We note that the company made an extensive amount of contributions in 2006, despite a small amount of contributions by the participants. Please refer to Item 402(i)(3) of Regulation S-K.

Potential Payments Upon Termination or Change In Control, page 31

10. Revise the Compensation Discussion and Analysis to describe and explain how the Committee determined that the payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination of employment were appropriate. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

11. Revise your disclosure to discuss all payments that each of the named executive

officers is entitled to receive upon the various scenarios which would give rise to payments. Also, please discuss any material differences in the circumstances affecting different named executives. For example, please discuss the reason that only Mr. Schaefer and Mr. Sullivan are entitled to payments under circumstances other than change in control. Please refer to Item 402(j) of Regulation S-K.

Director Compensation, page 34

12. In footnote 3 to the Director Compensation Table, you list two separate grants for each director on April 4, 2006. In future filings, please revise the footnote to clarify why the company makes two separate grants. Furthermore, please clarify whether the April 2006 grants represent compensation for the current fiscal year or the prior fiscal year.

13. Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Certain Transactions, page 38

14. Revise your discussion regarding loans that Officers and Directors have with Fifth Third's banking subsidiaries were on the same terms, including interest rates as those prevailing for other persons not related to the lender, or provide the information required by Item 404(a). Please refer to Instruction 4(c) (ii) to Item 404(a) of Regulation S-K.

Closing Comments

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel